SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 03 January 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.   Transaction in Own Shares announcement made on
                  19 December 2005

             2. Transaction in Own Shares announcement made on 20 December 2005

             3. Transaction in Own Shares announcement made on 21 December 2005

             4. Transaction in Own Shares announcement made on 21 December 2005

             5. Transaction in Own Shares announcement made on 22 December 2005

             6. Transaction in Own Shares announcement made on 22 December 2005

             7. Transaction in Own Shares announcement made on 23 December 2005

             8. Transaction in Own Shares announcement made on 28 December 2005

             9. Transaction in Own Shares announcement made on 28 December 2005

            10. Transaction in Own Shares announcement made on 29 December 2005

            11. Transaction in Own Shares announcement made on 30 December 2005

Enclosure No. 1

Monday 19 December 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 223.0764 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 231,002,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,404,325,077.

                                   -: Ends :-

Enclosure No. 2

Tuesday 20 December 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 222.743 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 232,502,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,402,825,077.

                                   -: Ends :-

Enclosure No. 3

Wednesday 21 December 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 109,832 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 232,392,359 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,402,934,909.

                                  --: ends :--

Enclosure No. 4

Wednesday 21 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 223.88 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 233,892,359 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,401,434,909.

                                   -: Ends :-

Enclosure No. 5

Thursday 22 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 8,354 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 233,884,005 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,401,443,263.


                                 --: ends :--

Enclosure No. 6

Thursday 22 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 224.16 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 235,384,005 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,399,943,263.

                                   -: Ends :-

Enclosure No. 7

Friday 23 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 224.891 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 235,884,005 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,399,443,263.


                                   -: Ends :-

Enclosure No. 8

Wednesday 28 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 126,884 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 235,757,121 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,399,570,147.


                                  --: ends :--

Enclosure No. 9

Wednesday 28 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 222.276 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 236,757,121 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,398,570,147

                                   -: Ends :-

Enclosure No. 10

Thursday 29 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 222.1914 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 237,757,121 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,397,570,147

                                   -: Ends :-

Enclosure No. 11

Friday 30 December 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES
BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 222.0354 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, BT Group plc holds 238,257,121 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,397,070,147

                                   -: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 03 January 2006